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Writer’s Direct Number (212) 756-2427	Writer’s E-mail Address eric.piasta@srz.com

June 29, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.
Registration Statement on Form S-1
Filed March 2, 2005
File No. 333-123073

H-Lines Finance Holding Corp.
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123682

Horizon Lines Holding Corp. and
Horizon Lines, LLC
Registration Statement on Form S-4
Filed March 30, 2005
File No. 333-123681

Dear Ms. Williams:

Please note that simultaneously with our submission of this response letter, Horizon Lines Holding Corp. (“HLHC”) and Horizon Lines, LLC (“Horizon”) have filed, via the EDGAR system, Amendment No. 4 (“Amendment No. 4”) to their Registration Statement on Form S-4 (File No. 333-123681), filed on March 30, 2005 (the “S-4 Registration Statement”). By hand delivery, we will be sending you a blacklined copy of Amendment No. 4, which has been marked to indicate the changes from Amendment No. 3 to the S-4 Registration Statement.

Please note that Amendment No. 4 is being filed solely to (x) include a consent of Ernst & Young LLP as an exhibit (see Exhibit 23.1) and (y) delete, in clauses (ii) and (iii) of the description of the “IPO-Related Transactions” in the section captioned “Unaudited Pro Forma Condensed and Consolidated Financial Statements”, beginning on page 41, the specific dollar amounts of the proceeds of the initial public offering that will be allocated between Horizon Lines, Inc. and the selling stockholders, because (1) such specific amounts have not been determined at this time and (2) such specific amounts are unnecessary for the calculation or the explanation of the pro forma adjustments contained in such section.

Securities and Exchange Commission

June 29, 2005

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby inform you that (i) we, on behalf of HLHC and Horizon, may make an oral request that the Registration Statement, as amended by Amendment No. 4 (the “Amended Registration Statement”), be declared effective, and (ii) HLHC and Horizon have authorized us to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

HLHC and Horizon have authorized us to represent to you, on their behalf, that they acknowledge that one or more post-effective amendments to the Amended Registration Statement may have to be filed by them with the Securities and Exchange Commission to comply with their obligations under the Securities Act, including in the event of any fundamental change to the information regarding the IPO-Related Transactions disclosed in the Amended Registration Statement.

***

Please do not hesitate to contact André Weiss of my office at (212) 756-2431 or the undersigned at (212) 756-2427 with any questions or comments regarding any of the foregoing.

Very truly yours,

/S/    ERIC PIASTA

Eric Piasta

cc:	Johanna Vega Losert, Securities and Exchange Commission
M. Mark Urbania, Horizon Lines, Inc.
Robert S. Zuckerman, Horizon Lines, Inc.
André Weiss, Schulte Roth & Zabel LLP